May 31, 2007

Mr. Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:	Vyyo Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed April 2, 2007
File No. 000-30189

Dear Mr. Spirgel:

Set forth below are Vyyo Inc.’s (the “Company”) responses to the comments raised in your letter to the Company dated April 26, 2007 (the “Comment Letter”).  For your convenience, we have numbered each of the Company’s responses to correspond to the numbered comments in the Comment Letter.  Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company’s responses.

Form 10-K for the year ended December 31, 2006

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations Employee Stock-Based Compensation, page 34

1.                                      We note that you elected to recognize compensation cost for an option granted with service conditions that has a graded vesting schedule using the accelerated multiple-option approach. Tell us and clarify the accounting of this approach and whether it relates to “Graded vesting attribution method” and “Straight-line attribution method”, the two acceptable methods to recognize compensation costs for awards with graded vesting under paragraphs A99-A102 of SFAS 123R.

Company’s Response:

In using the phrase “accelerated multiple-option approach,” the Company was attempting to describe its recognition of compensation cost for awards with service conditions that have graded vesting schedules by applying the accelerated method based on the multiple option award approach.  This approach  is discussed in paragraph 42 of Statement of Financial Accounting Standards 123R (“SFAS 123R”), which provides two alternative methods of recognizing compensation costs for awards with graded vesting having only service conditions.  One of the alternatives is on “a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards.”

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

May 31, 2007

The Company has revised its disclosure in its Quarterly Report on Form 10-Q for the three months ended March 31, 2007 (filed on May 15, 2007) to state that it recognizes the compensation costs for such awards using the “graded vesting attribution method.”

Financial Statements and Notes

4.  Agreement with Arcadian Networks, Inc.-Related Party, page F-19

2.                                      Tell us whether the exclusivity payments are non-refundable under any circumstances.

Company’s Response:

The exclusivity payments to Arcadian Networks, Inc. referenced in Footnote 4 to the Company’s Notes to Consolidated Financial Statements are not refundable under any circumstances.

7.  Acquisition of Xtend, page F-20

3.                                      We note that you utilized a third party appraiser in fair valuing of the intangible assets acquired in connection with Xtend acquisition. While you are not required to make reference to this independent valuation, when you do you should also disclose the name of the expert. If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment.

Company’s Response:

In future filings, the Company will delete the reference to the independent valuation and will disclose the method and assumptions used by the Company to determine the valuation.  The Company will address this comment both with respect to the acquisition of Xtend Networks Ltd. (“Xtend”) and also with respect to the impairment of the intangible assets (as disclosed in note 8 to the Company’s 2006 annual financial statements included in its Annual Report on Form 10-K filed on April 2, 2007 (the “2006 Annual Financial Statements”).

Please note that, as disclosed in note 7 to the 2006 Annual Financial Statements, the Company allocated the purchase price to the individual assets acquired and liabilities assumed, based on their relative fair values by using future expected discounted cash-flows method for the individual assets acquired. Further, as disclosed in note 8 to the 2006 Annual Financial Statements, in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company conducted an impairment test for the Xtend acquisition as of December 31, 2005 and 2004. This impairment test was based upon the future expected discounted cash-flows method.

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

May 31, 2007

In its future filings, the Company will include the following discussion regarding the method and assumptions used for the estimation of the fair value of the Xtend acquisition and the subsequent impairment, in addition to the matters already disclosed:

“Assumptions to be disclosed regarding the Xtend acquisition:

The Company estimated the fair value of the intangible assets acquired based upon future expected discounted cash-flows.  The key assumptions used to determine the fair value of the Company’s intangible assets acquired as of June 30, 2004, were:

a.            expected cash flow for a period of six years;

b.            discount rates of 25% for the existing technologies;

c.            discount rates of 40% for in-process research and development; and

d.            discount rates of 20% for the exclusive sales agreement.

“Assumptions to be disclosed regarding the impairment of intangible assets:

                                                a.            expected cash flow for a period of five and a half years for December 31, 2004 and for a period of  four and a half years for December 31, 2005; and

b.            an estimated weighted-average discount rate of 30% as of December 31, 2005.”

4.                                      It is unclear to us why you accounted for the $6.5 million promissory note as contingent consideration. Based on the terms of the note, it appears that the seller will unconditionally realize the consideration under the promissory note either through the collection of the note or through an increase in the market price of your common stock. Also, we note that additional purchase contingent consideration addressed in SFAS 141 relates only to future operating results. Please revise or advise addressing in detail the relevant accounting literature. In addition:

Company’s Response:

As part of its acquisition of Xtend, the Company originally provided as purchase consideration to Xtend’s shareholders a contingent promissory note in the principal amount of $6,500,000 payable on March 31, 2007 (the “Original Note”). Under the terms of the Original Note, in the event that the Company’s consolidated revenues in the year ended December 31, 2006 equaled or exceeded $60,000,000 and the Company’s consolidated gross margins equaled or exceeded 35% during the same period, the Original Note was to be canceled. Furthermore, repayment of the Original Note was subject to acceleration in the event that the excess sum of the Company’s cash, cash equivalents, short-term investments and accounts receivables, net of the sum of the Company’s long-term and short-term liabilities (exclusive of the Original Note) was less than $20,000,000 on December 31, 2005 or on June 30, 2006.

As the Original Note applied benchmarks that were based on the Company’s earnings, the Company accounted for it as earnings-based contingent consideration, pursuant to paragraph 28 of SFAS 141, “Business Combinations,” and recorded the amount of the Original Note as

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

May 31, 2007

additional consideration when the outcome of the contingency was determinable beyond a reasonable doubt. Settlement of the Original Note was not based on the market price of the Company’s shares; therefore the Company does not believe paragraph 29 and 30 of SFAS 141 are applicable.

a.                                       Tell us the facts and circumstances leading to the amendment of the key provisions of the Syntek Promissory Note.

Company’s Response:

In December 2005, the Company’s cash position (defined in the Original Note as the Company’s cash, cash equivalents, short-term investments, accounts receivables and employee rights upon retirement funded, net of the sum of the Company’s long-term and short-term liabilities (exclusive of the Original Note)) was approximately $7,101,000, significantly less then the $20,000,000 required by the Original Note. Accordingly, repayment of the Original Note was subject to acceleration on December 31, 2005, in accordance with its terms. Given the Company’s cash position and inability to payoff the Original Note on December 31, 2005, the Company negotiated with Syntek Capital AG (the holder of the Original Note) (“Syntek”) to amend the Original Note. As a result of these negotiations, an Amended Promissory Note was executed with Syntek on December 16, 2005 (the “Amended Note”), and the Original Note was cancelled.

b.                                       Tell us in more detail how you determined the appropriateness of the timing for the recognition of the promissory note at the amendment date to the provisions of the Syntek promissory note.

Company’s Response:

The Company considered the contingent promissory note to be payable, and hence the contingency was resolved, beyond reasonable doubt, in the fourth quarter of 2005.

As of the date of the Amended Note, the Company’s cash, cash equivalents, short-term investments, accounts receivables and employee rights upon retirement funded, net of the sum of the Company’s long-term and short-term liabilities (exclusive of the Original Note) were approximately $7,101,000, far below the required threshold of $20,000,000. Based on the Company’s financial position at the time, and the status of discussions with existing and potential new investors at the time, the Company knew with certainty that the Original Note would be subject to acceleration.  The Company was not in a position to close an equity or debt financing to raise capital to meet the $20,000,000 threshold by December 31, 2005. Accordingly, in December 2005, the Company, for the first time, recognized a liability with respect to the settlement of the Original Note.  In fiscal quarters prior to the fourth quarter, the Company believed that additional funds could be raised with third party investors, such that sufficient cash would be available to meet the $20,000,000 threshold in the Original Note. However, in the fourth quarter of 2005, it became apparent that such financing was not probable, and that the Original Note was due to be paid.

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

May 31, 2007

c.                                       Addressing the relevant accounting literature, tell us your basis in GAAP for recording the $2.53 million gain as a result of the amendment to the promissory notes.

Company’s Response:

As noted above, in December 2005, the Company entered into the Amended Note and recognized a liability of $6,500,000. The Company applied the provisions of EITF Issue No. 96-19 “Debtor’s Accounting for a Modification or Exchange of Debt Instruments,” to determine whether it should apply extinguishment accounting.

As a result of the analysis, the Company concluded that the Original Note should be considered extinguished, and that the Amended Note should be recorded based on its fair value.  This amount was used to determine the debt extinguishment gain of $2,533,000.

The $6,500,000 liability was recorded as additional purchase consideration, which resulted in the recognition of additional goodwill.  The Company also performed an annual impairment test on goodwill at December 31, 2005.  Following this test, the Company recorded an impairment charge of $6,500,000. As a result, taking into account both the impairment loss and the gain recognized from the amendment of the note, the Company recognized a net loss of approximately $3,967,000.

d.                                       Tell us how you determined the fair value of the Syntek Promissory Note of $3.97 million after the amendment.

Company’s Response:

The Company calculated the fair value of the Amended Note taking into account the probability (based on the Company’s best estimate) of the events and timing under which the Amended Note is to be paid according to its amended terms. The Company calculated the fair value based on the weighted average present value of cash flows resulting from these probabilities in the amount of $3,967,000.

14.  Capital Deficiency (Stockholders’ Equity)

Former Chief Executive Officer Separation Agreement, page F-30

5.                                      Refer to the second paragraph. We note your disclosures that “[t]he Company applied combined accounting to these options and the related loan secured by such options. This resulted in variable accounting for the stock options, with a minimum expense being recorded of $1,000,000.” Addressing the relevant accounting literature, advise us and disclose how you have accounted for these options and the related loan on a combined basis that resulted in variable accounting. Provide us the journal entries to illustrate your accounting for the options and the related loans on a combined basis.

Company’s Response:

In October 2001, in connection with the departure of the Company’s former chief executive officer, the Company, pursuant to the terms of the former officer’s separation agreement: (a) granted options to the former officer to purchase 266,667 shares of common stock at an exercise price of $0.03

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

May 31, 2007

per share, (b) cancelled all of the former officer’s then-outstanding options (1,166,667), (c) agreed to cancel a promissory note of $2,834,000 previously issued by the former officer to the Company in exchange for delivery to the Company of 123,333 shares of common stock (which resulted in recording charge for stock compensation of $2,501,000), and (d) agreed to loan $1,000,000 to the former officer, due to be settled on January 1, 2006, or earlier upon sales of the Company’s shares held by such officer or upon certain other circumstances. The loan was secured solely by the 266,667 options held by the former officer and the shares of the Company’s common stock underlying these options, if exercised.

Paragraph 43 of FIN 44, “Accounting for Certain Transactions Involving Stock Compensation,” discusses when a grantor indirectly reduces the exercise price of a fixed stock option award by canceling an option and granting a replacement award at a lower exercise price, either before or after the cancellation (i.e, repricing).  If the cancellation of a fixed option award is combined with the grant of another option award at a lower exercise price, the guidance in Paragraphs 45-47 of FIN 44 requires variable accounting for the replacement award until that award is exercised, is forfeited or expires unexercised.

The variable accounting for 266,667 options at an exercise price of $0.03 per share is first the result of a higher number of options being cancelled for the former officer within six months prior to the issuance date of the new options, thus resulting in the application of variable accounting for such options, as prescribed by Paragraphs 43 and 45-47 of FIN 44.

Second, EITF 00-23, “Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44,” Issue 2, Par 5, provides as follows:

“Indirect Guarantees of the Value of Stock Option Grants

Issue 2-Some companies enter into loans or bonuses in connection with the grant of stock compensation awards.  For example, a company may grant an at-the-money option with a guarantee that it will have intrinsic value of $X in five years or the company will pay cash equal to the shortfall.  In the event the stock value appreciates and results in intrinsic value in the award greater than $X, the company may assert that no compensation cost results from the guarantee.  Similarly, a company may grant an option and loan money to an employee. The loan will be forgiven over the next three years unless the option has an intrinsic value of $X.  The issue is how to account for those arrangements.

5      The Task Force reached a consensus on Issue 2 that the arrangement should be accounted for on a combined basis with the recognition of compensation cost over the service period equal to the “guaranteed” minimum (generally, the loan or bonus amount).”

The Company concluded that the loan and the grant of new options to its former officer fell under the guidance of EITF 00-23, and, accordingly, the loan was an indirect guarantee of the value of the options granted. The loan was non-recourse and the Company expected it to be paid only if the intrinsic value of the options was greater then the $1,000,000 principal of the loan. Since the officer terminated his employment shortly after the loan was made and all options were vested immediately, the loan was recorded as compensation and the options were accounted for as variable accounting with a minimum expense recorded equal to the “guaranteed amount of the loan of $1,000,000.  Further, as long as the note was not repaid, the options continued to be accounted for under variable accounting due to the guidance

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

May 31, 2007

of EITF 95-16 “Accounting for Stock Compensation Arrangements with Employer Loan Features under APB Opinion No. 25,” as follows:

“The Task Force also reached a consensus that interest due on the nonrecourse note is part of the option exercise price if (1) the accrued interest is a nonrecourse obligation (secured by the stock issued) or (2) any paid interest is refundable if the stock is returned in settlement of the note.  If the interest on the note is part of the option exercise price and the note has (1) a variable interest rate or (2) a fixed interest rate but is prepayable, the option should be accounted for as a variable option plan because the exercise price is not known until the note is settled.  Alternatively, if the accrued interest on the note is a recourse obligation and interest paid is not refundable, the interest is not part of the option exercise price and the issuance of the note would not cause the option plan to become variable. ”

The loan to the former officer met the above conditions: (a) the note and the interest were non-recourse and were secured by the stock options and stock issued upon the exercise of such options and (b) the officer did not pay interest (the payment of interest was satisfied by the surrender of the  stock to the Company). Accordingly, the Company concluded that the interest on the note was part of the exercise price. The interest on the note was variable (the Company could not determine the amount of interest it would receive, if any) and the note was prepayable. Therefore, the Company concluded that the options or the shares exercised thereupon should be accounted for as a variable plan until the note was settled.

To illustrate the accounting for the options and the related loan on a combined basis, listed below is an example of what the Company recorded in its financial statements through December 31, 2003 and in the years 2004, 2005 and 2006:

Through December 31, 2003, the Company recorded accumulated stock-based compensation of $2,275,000. The Company calculated this amount based on the intrinsic value of the options; since it was higher then the loan amount (minimum compensation guaranteed of $1,000,000), the Company made no adjustment for the loan. The Company originally recorded the loan as a debit to “Stockholders’ Equity” under ‘Notes receivable from stockholders’ and credited $1,000,000 against “Cash.” As reflected in the Company’s consolidated statements of Changes in Stockholders’ Equity as of January 1, 2004, ‘Notes Receivable from Stockholders’ was $1,037,000, which included the $1,000,000 discussed above, as well as $37,000, which related to a loan to another stockholder (the $37,000 was repaid in 2005).

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

May 31, 2007

Year Ended December 31, 2004
Stock-based compensation recorded for variable plan
Debit	Stock-based compensation expenses (PL)	$21,000
Credit	Additional paid-in capital	$21,000

Year Ended December 31, 2005
Stock-based compensation recorded for variable plan
Debit	Additional paid-in capital	$786,000
Credit	Stock-based compensation income (PL)	$786,000

Issuance of shares to stockholder and partial repayment of the loan
Debit	Cash account	$989,250
Credit	Notes receivable from stockholders (Stockholders’ Equity)	$981,250
Credit	Additional paid-in capital - par value of shares issued	$8,000

Year Ended December 31, 2006
Repayment of remainder of loan by surrender and cancellation of shares
Debit	Additional paid-in capital	$18,750
Credit	Notes receivable from stockholders (Stockholders’ Equity)	$18,750

15.  Income Taxes, page F-35

6.                                      We note your disclosure on page F-36 stating the reasons why you did not recognize a deferred tax asset related to accumulated losses for Israel income tax purposes. In this regard, we acknowledge that in connection with our review of a prior filing, we addressed the appropriateness of not recognizing a deferred tax asset on accumulated losses for Israel income tax purposes (NOLs) due to the Company’s approved enterprise status. Please note that we have reevaluated our position. Since the tax holiday period will not start until the date you use the NOLs to offset future taxable income, we believe that the NOLs have value and therefore you should recognize a deferred tax asset in your financial statements. Please revise or advise.

Company’s Response:

The Company notes the Staff’s comment regarding the recognition of deferred tax assets related to NOLs.  As background, the Company’s two Israeli subsidiaries, Vyyo Ltd. and Xtend Networks Ltd., are each taxed as separate legal entities. In addition, both subsidiaries have been granted “approved enterprise status” under Israeli law.  Accordingly, income from each subsidiary will be tax-exempt for a period of two years, commencing in the first year the Company has taxable income, and will be subject to an additional period of eight years of a reduced corporate tax rate of 25%.

Due to the reported tax losses of Vyyo Ltd. and Xtend Networks Ltd., the benefit period under the approved enterprise program has not yet commenced.  Once the subsidiary begins to generate taxable

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

May 31, 2007

income (after setting off carryforward losses of prior years), it will be entitled to the benefit period as described above.

During the periods prior to the benefit period, in which the tax losses are utilized, the Company’s income would be tax exempt. The applicable statutory rate for these subsidiaries will commence upon full utilization of the loss carryforwards. In substance, the Company considers the statutory rate to be 0% upon the grant of approved enterprise status under Israeli law. Accordingly, there will be no tax benefit available from such losses and no deferred income taxes have been included in the Company’s financial statements.

The Company notes that SEC Staff has re-evaluated its position as a result of the amendment of Israeli law, as discussed in “November 21, 2006 Joint Meeting of International Practices Task Force (IPTF) and SEC Staff.” However, this change does not appear to apply to the Company since the Company’s subsidiary (i.e., approved enterprises) will continue to be subject to the old Israeli laws; the amendment of the law does not apply retroactively.

The Company respectively notes that due to the Company’s history of cumulative losses, a full valuation allowance should be recorded against all of the deferred tax assets of the Company’s Israeli subsidiaries because it is not more likely then not that the Israeli subsidiaries will be able to utilize any of the NOL’s given their history of losses and the Company’s current losses. Therefore, the financial statement impact of recording deferred tax assets would be nil.  The Company also notes that the accounting treatment being applied is consistent with the disclosed accounting treatment of numerous other Israeli foreign private issuers of which the Company is aware.

The Company’s Israeli subsidiaries are foreign subsidiaries, as determined in paragraph 9a of SFAS 109, “Accounting for Income Taxes.”  Accordingly, the Company has not recognized additional deferred tax assets for the difference between the accounting basis and the tax basis of an investment by the Company (as parent of the subsidiaries).

The Company has reviewed the disclosure provided in Note 15 to the financial statements, and proposes to include the following disclosure in future filings:

“The Company expects that during the period in which these tax losses are utilized, its income would in substance be tax exempt. Accordingly, there will be no tax benefit available from such losses and no deferred income taxes have been included in these financial statements.”

20.  Subsequent Event, page F-45

7.                                      We note your disclosures in the second paragraph that “[i]n the event of a Fundamental Change (as defined in the 2007 convertible Note), the holder may, at its option, require the Company to redeem all or any portion of the 2007 Convertible Note ...” In this regard, advise us and disclose in greater details the nature of the “Fundamental Change” and how you concluded that long term debt classification was appropriate.

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

May 31, 2007

Company’s Response:

Section 28(d) of the $35,000,000 Convertible Note issued March 28, 2007 to Goldman, Sachs & Co., contemplates that a “Fundamental Transaction” (note: the Company will change the definitional name of “Fundamental Change” to “Fundamental Transaction” in future filings) occurs if the Company shall, directly or indirectly, in one or more related transactions, (i) consolidate or merge with or into (whether or not the Company, is the surviving corporation) another Person, or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company to another Person, or (iii) be subject to an offer from another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) other than the Holder to make a purchase, tender or exchange offer that is accepted by the holders of more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the Person or Persons making or party to, or associated or affiliated with the Persons making or party to, such purchase, tender or exchange offer), or (iv) consummate a share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person or group of related Persons (as defined in Sections 13(d) and 14(d) of the Exchange Act) whereby such other Person or group acquires more than the 50% of the outstanding Voting Shares (not including any Voting Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such share purchase agreement or other business combination), provided however, a Fundamental Transaction shall not include (i) any reorganization, recapitalization or reclassification of the Common Shares in which holders of the Company’s voting power immediately prior to such reorganization, recapitalization or reclassification continue after such reorganization, recapitalization or reclassification to hold publicly traded securities and, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities, or (ii) pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of the Company.

The Company concluded that the Convertible Note should be classified as long-term debt given that all of the transactions outlined above are in the Company’s control and the Company is not currently contemplating entering into any of these transactions on or before December 31, 2007.

Please feel free to call me at 678.282.8011 if you have any further questions or would like additional information regarding these matters.

Sincerely,

/s/ TASHIA L. RIVARD

Tashia L. Rivard

General Counsel

cc:	Arik Levi, Chief Financial Officer
Rubi Suliman, PricewatherhouseCoopers Tel-Aviv